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Exhibit 21.1

Subsidiaries of Tangoe, Inc.

Name	Jurisdiction of Organization
Tangoe EU B.V.	Netherlands
Tangoe (China) Co., Ltd.	China
ttmobiles Limited	United Kingdom
Tangoe-PL, Inc.	Delaware
Tangoe Canada, Inc.	Canada
ProfitLine GmbH	Germany
FedCel Corporation	Ohio
ProfitLine UK Ltd.	United Kingdom

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  Exhibit 21.1